Exhibit 99.10

NICE Actimize Positioned as Category Leader in the Inaugural Chartis Research
Communications Monitoring Solutions 2022 Market and Vendor Landscape Report

NICE Actimize’s SURVEIL-X achieved the report’s highest best-in-class rating scores in audio and voice analytics capabilities as well as in detection analytics

Hoboken, NJ – June 30, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been positioned as a Category Leader in the inaugural Chartis Research Communications Monitoring Solutions 2022 Market and Vendor Landscape Report. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

To secure a complimentary copy of this report, please click here.

NICE Actimize was positioned as the highest-ranking vendor in the Chartis RiskTech Quadrant for Communications Monitoring Solutions, 2022, across the Market Potential axis, which measures client growth, market and growth strategy, business model, and financials. NICE Actimize also scored among the report’s highest best-in-class rating scores in audio and voice analytics capabilities as well as in detection analytics. NICE Actimize was also noted as offering advanced capabilities in data transformation, NPL and document analysis and search capacity.

NICE Actimize’s SURVEIL-X Communication solution provides comprehensive surveillance coverage for all communication modalities (email, chat, video, and voice), asset classes and languages, in a single cloud-ready solution. SURVEIL-X Communication includes advanced features like natural language understanding (NLU), built-in transcription, contextual querying, integrated case management and interactive dashboards, along with proven risk detection models which weed out false positives, bolster efficiency, drive down costs and reduce regulatory risk.

“NICE Actimize has continued to expand upon its market-leading position, resulting in its Category Leader position in the Communications Monitoring quadrant. The Actimize solution demonstrates comprehensive coverage of the communications landscape including text and voice, with differentiators including multi-language transcription engines, strong analytical capabilities, and flexible integrations with third parties and trade surveillance. In addition, it has built on its infrastructure and deployment capabilities with its cloud offering,” said Philip Mackenzie, Research Principle, Chartis Research.

“As we continue to innovate within our holistic communication surveillance solutions with advancements in artificial intelligence, machine learning and agile cloud delivery options, we will work closely with our customers to optimize operations, lower costs and meet the requirements of the changing regulatory landscape,” Chris Wooten, EVP, NICE.

You may download the eBook “Transforming Surveillance with Centralized Case Management” by clicking here at the NICE Actimize Resource Center.

For additional information on SURVEIL-X Communication Surveillance, please click here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors; assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.